82-4418

CANADIAN WESTERN BANK

03 DEC 22 7:21

December 5, 2003

03045318

SUPPL

Mr. Paul Dudek
S.E.C. - International Corporate Finance
450 Fifth Street North West
Mail Stop 3 - 9
Washington DC 20549
USA

Dear Mr. Dudek:

Attached is the latest release from Canadian Western Bank, dated December 4, 2003, for filing as required by Rule 12g3-2(b), titled: "Canadian Western Bank Reports Record Earnings for Fiscal 2003".

Yours truly,
CANADIAN WESTERN BANK

Darin R. Coutu, CA
Senior Assistant Vice-President
and Chief Accountant

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

DRC/wmf

dw 1/5

CANADIAN WESTERN BANK

For Immediate Release: Thursday, December 4, 2003

CANADIAN WESTERN BANK REPORTS RECORD EARNINGS FOR FISCAL 2003
29% increase in annual earnings
24% increase in fourth quarter earnings; 62nd consecutive profitable quarter
30% increase in dividend, quarterly declarations anticipated for 2004

Edmonton, December 4 – Canadian Western Bank (TSX:CWB) today announced strong financial results for the fourth quarter and record earnings for the year ended October 31, 2003.

Fourth Quarter Highlights (three months ended October 31, 2003 compared with three months ended October 31, 2002 unless otherwise noted):

- Net income was $9.6 million, up 24% from $7.7 million.
- Diluted earnings per share were $0.67 ($0.74 basic), an increase of 20% from $0.56 ($0.61 basic).
- Total revenues on a taxable equivalent basis (teb) were $33.9 million, up 13% from $29.8 million.
- Credit quality remained strong. The provision for credit losses was 25 basis points of average loans compared to 24 basis points.
- Efficiency ratio (teb), which continues to lead the Canadian banking industry, improved to 46.9% from 50.9%.
- Lower cost demand and notice deposits increased 7% in the quarter.
- Subordinated debentures of $35 million were issued to institutional investors, for a total of $65 million in 2003. These debentures improved our mix of capital and further strengthened our total capital adequacy ratio to 13.1%.

Fiscal 2003 Highlights (year ended October 31, 2003 compared year ended October 31, 2002 unless otherwise noted):

- Net income was a record $38.2 million, up 29% from $29.6 million.
- Diluted earnings per share were $2.69 ($2.98 basic), an increase of 26% from $2.14 ($2.34 basic).
- Total revenues (teb) were $133.0 million, up 17% from $113.4 million.
- Loans increased 11% in the past year to total $3.6 billion.
- Total assets surpassed $4 billion, a doubling in asset size in just over five years.
- Lower cost demand and notice deposits increased 18%.
- Provision for credit losses was stable at 25 basis points of average loans compared to 26 basis points for fiscal 2002.
- Efficiency ratio (teb) improved to a record low of 46.3% from 50.7%.

The Board of Directors declared a semi-annual dividend of $0.30 per common share, which reflects an increase of 30% ($0.07 per common share), payable on January 6, 2004 to the shareholders of record as of December 18, 2003. The Board also announced that it anticipates the declaration of quarterly dividends in 2004.

Larry Pollock, President and CEO, said "fiscal 2003 was remarkably positive for the Bank not only due to the record earnings, but also because of the commencement of new growth initiatives and significant development of our branch network, which are expected to accelerate performance going forward." Among the major successes for the year were continuing strong organic growth of the commercial loan portfolio combined with enhanced performance for retail banking at the branch level. "It is particularly gratifying", Mr. Pollock noted, "that the Bank's *Think Western*® approach to personal service is resulting in both customer appreciation and steady growth of attractively priced deposits."

"It was also noteworthy that the Bank continues to maintain its low loan loss experience and excellent efficiency", said Mr. Pollock. He also cited the strong results achieved by wholly owned Canadian Western Trust, which increased the number of self-directed RRSP and RIF accounts by some 15% and assets under administration by 26%.

In addition, Mr. Pollock stated, "the $65 million of subordinated debt that was placed during the year was an important strategic development that allows the Bank to fund continued asset growth and/or acquisition opportunities without dilution to existing shareholders."

He also noted, "the 29% increase in net income to a record $38.2 million, combined with a strong positive outlook for 2004 and beyond, permitted the Board to increase the dividend by 30% and, anticipate a move from semi-annual to quarterly dividend declarations in 2004."

Revenue Growth

Total revenues on a taxable equivalent basis (teb-see financial highlights for additional information) were $133 million in 2003, representing an increase of 17% over the previous year. Organic loan growth, an improved net interest margin and increased fee income all contributed to the revenue growth. CWB's long history of double-digit annual loan growth continued in fiscal 2003 with growth of 11%. This growth combined with the annual net interest margin (teb) improving to 2.68% from 2.60% in 2002 resulted in an increase in net interest income (teb) of 18% in fiscal 2003. Margins recovered in 2003 after being compressed in the first half of fiscal 2002 when interest rates reached record lows. Loan growth also contributed to a 19% increase in credit related fee income year over year.

Total revenues for the fourth quarter were $33.9 million, up 13% over the same quarter last year, with the increase due to the 11% loan growth and higher fee income, partially offset by a decrease in the net interest margin to 2.60% from 2.64% in the same quarter last year. Credit related fees for the fourth quarter were up 20% over the same quarter last year.

Efficiency

CWB continues to lead the Canadian banking industry in productivity as reflected in our efficiency ratio which was a record 46.3% for fiscal 2003 compared to 50.7% in the prior year. In the fourth quarter, the efficiency ratio improved to 46.9% from 50.9%.

Credit Quality

Credit quality remained strong and CWB's consistently low loan loss experience continues to compare favourably to the Canadian banking industry. The fourth quarter and annual provision for credit losses was 25 basis points of average loans, compared to 26 basis points for fiscal 2002. With respect to recent events concerning the bovine spongiform encephalopathy issue in western Canada, the Bank has negligible direct exposure to the agriculture sector, and therefore does not anticipate any significant impact on its operations. In addition, activity in the British Columbia forestry industry had been curtailed because of fires and the risk of fires, however this situation is not expected to have a significant impact on the Bank's business operations.

Investing in the Future

A number of new initiatives were undertaken this year that will build on the great foundation that has been established, and help take CWB to the next level in market acceptance and financial performance. These initiatives include the issue of the $65 million in non-dilutive subordinated debentures, a renewed emphasis on retail operations and development of the Bank's branch network.

The objective of the renewed emphasis on retail operations is to leverage CWB's core profitability by growing lower cost branch generated deposits. Retail initiatives to date have included product enhancements, awareness advertising and targeted training. Measures of success of these initiatives include growth in average lower cost demand and notice deposit balances which were up 23% in fiscal 2003 compared to 2002, as well as growth in retail service fees which increased 19% year over year and 15% in the fourth quarter compared to the same quarter last year.

Further development of the Bank's branch network is also a key initiative, including the relocation and significant upgrading of the Grande Prairie and Red Deer branches which were recently opened and the Winnipeg and Vancouver West Broadway branches which are scheduled to open on December 15 and January 12, respectively. Construction is underway on the Bank's twenty-eighth branch, which is scheduled to open in St. Albert, Alberta in March 2004. These new, highly visible premises will offer a full range of products and services in CWB's refreshing *Think Western*® style. Plans are also well advanced for the expansion of the Calgary Main branch and an industrial lending office is being pursued for Prince George, British Columbia.

Canadian Western Trust

Canadian Western Trust (CWT) is also a key component of our strategy as it provides a growing contribution to non-interest revenues and lower cost deposits. Trust services fee income for fiscal 2003 was $4.0 million, an increase of 25% over the prior year. Trust fees were also up 25% in the fourth quarter over the same quarter last year. Lower cost notice deposits generated by CWT increased 37% in the past year to reach $122 million at October 31, 2003. These increases were driven by a 15% increase in self-directed registered accounts. Assets under administration increased 26% in the year and now exceed $1.4 billion. The majority of the account growth comes from western Canadian mutual fund dealers and financial advisors. The Trust has also been successful in developing relationships with other financial institutions, such as ATB Investor Services (a subsidiary of ATB Financial) who, as previously announced, appointed CWT to provide bare trustee services for the management of registered plans within their IDA firm.

Performance Targets

With the record financial performance for 2003, CWB exceeded all but one of its financial targets. Loan growth of 11% year over year, was slightly lower than the target of 12%, however average loan balances increased 14% in 2003. Net income growth for 2003 of 29% exceeded the target of 15% by a significant amount primarily as a result of the strong growth in total revenues and the Bank's excellent efficiency. Performance targets for 2004 include net income growth of 15% and loan growth of 12%. For additional information on performance targets, including a newly added target for return on equity, please see the attached management's discussion and analysis.

Outlook

CWB remains optimistic about the ability to achieve organic growth in its target markets and is actively pursing expansion opportunities that will enhance the Bank's core business and increase shareholder return. With the placement of the non-dilutive subordinated debentures in 2003 the Bank is well positioned to pursue growth and expansion opportunities and strive for even higher levels of performance.

Management's discussion and analysis of operations and financial condition (MD&A) for the quarter is included on the following pages. A more complete discussion of the Bank's business and strategies can be found in the MD&A section of its 2002 Annual Report. The 2003 Annual Report will be available in mid-January 2004. You are also encouraged to visit the Bank's website (www.cwbank.com) for access to other quarterly information.

Q4 Conference Call

CWB conference call (listen only mode)
Thursday, December 4, 2003 at 4:30 pm ET (2:30 pm MT); 416-640-4127
Or toll-free 1-800-814-4853; broadcast live on the Bank's website, www.cwbank.com
The webcast will be archived on our website for 60 days.
A replay of the conference call is available until December 18, 2003 by dialing 416-640-1917 or toll-free 1-877-289-8525 and entering passcode 21025093#.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through its 27 branch locations and is the largest publicly-traded Schedule I chartered bank headquartered in and regionally focused on Western

Canada. The Bank specializes in commercial loans, energy loans, construction and real estate project financing, and industrial equipment financing. Retail services include a competitive range of mortgages, consumer loans and deposit products. Canadian Western Trust provides trust services to independent financial advisors, corporations and individuals. A varied range of products and services are offered, including self-directed RRSPs and RRIFs, corporate and group trust services, and commercial real estate financing.

The common shares and the convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of "CWB" and "CWB.DB.A". For more information see company web site at www.cwbank.com.

Canadian Banking Industry
Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

Forward-looking Statements
From time to time we make written and verbal forward-looking statements about our objectives and strategies, operations and targeted financial results. These may be included in our Annual Reports, regulatory filings, reports to shareholders, press releases, corporate presentations and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:
Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Jon W. Kieran, Investor Relations
Kieran & Co.
A member of Ciris International Group
Phone: (416) 368-8770
Email: jon@cirisint.com

If you would prefer to receive press releases via email please contact Wendy Funk (wendy.funk@cwbank.com).

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended October 31 2003	 July 31 2003	 October 31 2002	Change from October 31 2002	For the year ended October 31 2003	 October 31 2002	Change from October 31 2002
Results of Operations							
Net interest income (teb)	$ 27,500	$ 28,369	$ 24,534	12 %	$ 107,655	$ 91,284	18 %
Less teb adjustment	559	906	710	(21) %	2,992	2,449	22 %
Net interest income per financial statements	26,941	27,463	23,824	13 %	104,663	88,835	18 %
Total revenues (teb)	33,858	34,785	29,869	13 %	132,981	113,420	17 %
Total revenues	33,299	33,879	29,159	14 %	129,989	110,971	17 %
Net income	9,604	10,375	7,727	24 %	38,193	29,612	29 %
Return on common shareholders' equity	12.3%	13.7%	11.2%	110 bp[1]	12.9%	11.2%	170 bp[1]
Return on average total assets	0.91%	1.00%	0.83%	8 bp	0.95%	0.84%	11 bp
Earnings per common share							
Basic	$ 0.74	$ 0.81	$ 0.61	21 %	$ 2.98	$ 2.34	27 %
Diluted	0.67	0.72	0.56	20 %	2.69	2.14	26 %
Efficiency ratio (teb)	46.9%	44.5%	50.9%	(400) bp[2]	46.3%	50.7%	(440) bp[2]
Efficiency ratio	47.7%	45.7%	52.1%	(440) bp[2]	47.4%	51.8%	(440) bp[2]
Net interest margin (teb)	2.60%	2.73%	2.64%	(4) bp	2.68%	2.60%	8 bp
Net interest margin	2.55%	2.65%	2.57%	(2) bp	2.60%	2.53%	7 bp
Provision for credit losses as a percentage of average loans	0.25%	0.25%	0.24%	1 bp[2]	0.25%	0.26%	(1) bp[2]
Per Common Share							
Dividends	$ 0.00	$ 0.23	$ 0.00	0 %	$ 0.46	$ 0.40	15 %
Book value	24.32	23.61	21.97	11 %	24.32	21.97	11 %
Closing market value	39.95	34.40	25.75	55 %	39.95	25.75	55 %
Common shares outstanding (thousands)	13,002	12,925	12,659	3 %	13,002	12,659	3 %
Balance Sheet and Off-Balance Sheet Summary							
Assets	$ 4,343,972	$ 4,145,144	$ 3,828,162	13 %			
Loans	3,601,003	3,563,035	3,248,747	11 %			
Deposits	3,819,750	3,681,824	3,429,071	11 %			
Debentures	121,951	87,111	57,126	113 %			
Shareholders' equity	316,231	305,150	278,087	14 %			
Assets under administration	1,474,964	1,423,778	1,166,489	26 %			
Capital Adequacy							
Tangible common equity to risk-weighted assets	8.9%	8.8%	8.8%	10 bp			
Tier 1 ratio	8.9%	8.8%	8.8%	10 bp			
Total ratio	13.1%	12.0%	11.4%	170 bp			

(1) bp - Basis point change

(2) A decrease in the ratio reflects an improvement

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks.

Effective Dated Clearing

An operational change was implemented in the first quarter of fiscal 2003 to record cheques and other items cleared on the last day of the month in individual customer accounts on the same date. Prior to this change, items cleared on the last day of the month did not affect individual customer accounts until the first day of the following month. The financial statement impact of the change is that Cash Resources no longer includes cheques and other items in transit and customer notice and demand deposit accounts have been reduced by the last day of the month clearing.

This management's discussion and analysis of operations and financial condition (MD&A) for the fourth quarter of fiscal 2003 should be read in conjunction with the unaudited interim consolidated financial statements for the period ended October 31, 2003, included herein, and the audited consolidated financial statements and MD&A for the year ended October 31, 2002 included on pages 25 through 64 of the 2002 Annual Report. Except as discussed below, all other factors discussed and referred to in the MD&A for fiscal 2002 remain substantially unchanged. The 2003 Annual Report will be available in mid-January 2004.

Overview

CWB achieved record earnings of $38.2 million for the year ended October 31, 2003, an increase of 29% over in the prior year. Net income for the fourth quarter was $9.6 million, an increase of 24% over the same quarter last year and CWB's 62nd consecutive quarter of profitability. The significant increases in net income were the result of strong growth in total revenues, partially offset by increases in non-interest expenses. Credit quality has remained strong and stable, with the provision for credit losses being consistent with prior periods.

Diluted earnings per share for the quarter were $0.67 ($0.74 basic), an increase of 20% over $0.56 ($0.61 basic) in the same period last year. Return on assets was 0.91% compared to 0.83% for the fourth quarter of 2002, while return on shareholders' equity was 12.3% compared to 11.2% for the same quarter last year.

Diluted earnings per share for the year were $2.69 ($2.98 basic), an increase of 26% over $2.14 ($2.34 basic) in the prior year. Return on assets was 0.95% compared to 0.84% in the prior year, while return on shareholders' equity was 12.9% compared to 11.2% for fiscal 2002.

The fourth quarter net income was 7% lower than the third quarter record earnings of $10.4 million due to higher non-interest expenses and a lower net interest margin which primarily resulted from a decrease in short-term interest rates.

Total Revenues (teb)

Total revenues on a taxable equivalent basis (teb – see financial highlights for additional information), which is comprised of net interest income and other income, increased 13% to $33.9 million in the quarter from $29.9 million one year ago. Year-to-date total revenues were $133.0 million, up 17% from $113.4 million in the prior year.

Net Interest Income (teb)

Net interest income increased 12% in the fourth quarter to $27.5 million from $24.5 million in the same quarter last year. The increase was the result of growth of 14% in average interest earning assets, offset by a lower net interest margin of 2.60% compared to 2.64% in the same quarter last year. Year-to-date net interest income was $107.7 million, up 18% from $91.3 million in the prior year. Contributing to the increase was growth of 15% in average interest earning assets from one year ago and an improvement in the net interest margin to 2.68% from 2.60% in 2002.

Net interest income for the fourth quarter was slightly lower than the third quarter due to the net interest margin decreasing to 2.60% from 2.73%. The decrease in margin was primarily the result of lower short-term interest rates including the prime rate which decreased to an average of 4.59% from 4.96% in the previous quarter.

Other Income

Other income was $6.4 million in the fourth quarter, up 19% over $5.3 million in the same quarter last year. The increase was primarily due to volume related increases in credit, retail and trust fees which were up a combined $846,000, with individual increases between 15% and 25%. Also contributing to the increase was an increase in gains on securities sales of $367,000 (85%).

Year-to-date, other income was $25.3 million, up 14% over $22.1 million in the prior year. Credit, retail and trust services fee income were up a combined $3.6 million, with individual increases ranging from 19% to 25%. These increases were partially offset by a $290,000 decrease in gains on the sale of securities. As at October 31, 2003, unrealized gains in the securities portfolio totalled $2.7 million, compared to $3.2 million at July 31, 2003 and $3.2 million one year ago.

Other income for the fourth quarter was consistent with the third quarter, with an increase in gains on securities sales of $237,000 offsetting a $368,000 decrease in credit related fees.

Credit Quality

Credit quality remained strong. The fourth quarter and 2003 annual provision for credit losses was 25 basis points of average loans, consistent with 26 basis points for all of fiscal 2002. Net new specific provisions (i.e. excluding the increase in the general allowance for credit risk) for the year ended October 31, 2003 represented 14 basis points of average loans on annualized basis, compared to 18 basis points for all of fiscal 2002. The Bank's consistent low loan loss experience continues to compare favourably to the Canadian banking industry.

Gross impaired loans were $22.2 million at year end, up slightly from $21.4 million at July 31, 2003 and down from $35.1 million at October 31, 2002. The total allowance for credit losses (general and specific) represented 159% of gross impaired loans at year end, compared to 158% at July 31, 2003 and 88% at October 31, 2002. Relative to risk-weighted assets, the general allowance was 78 basis points, compared to 75 basis points at the previous quarter end and 76 basis points at October 31, 2002. More information on the allowance for credit losses is provided in Note 3 to the interim consolidated financial statements.

Non-interest Expenses

Non-interest expenses increased 4% in the fourth quarter over the same quarter last year and 7% year over year. These

increases primarily related to annual salary adjustments and higher staffing levels that resulted from increased business activity at existing branches. The fourth quarter was also impacted by increased awareness advertising initiatives and reduced accruals for incentive-based compensation. In 2002, a significant portion of the accruals for incentive-based compensation were not made until the fourth quarter, while in 2003 accruals were made throughout the year due to the consistent strong results.

CWB's efficiency ratio (teb), which leads the Canadian banking industry, improved to 46.9% this quarter from 50.9% one year ago. Year-to-date the efficiency ratio was a record 46.3% compared to 50.7% in the prior year.

Effective November 1, 2002, the Bank adopted the new provisions of Section 3870 "Stock-based Compensation and Other Stock Based Payments" of the Canadian Institute of Chartered Accountants' Handbook. As encouraged by the standard, the estimated fair value of stock options granted to employees on or after November 1, 2002 has been recorded as additional salary expense with an offsetting credit to contributed surplus. The impact on salary expense was $130,000 in the fourth quarter and $252,000 for fiscal 2003. The charges had an impact on earnings per share of $0.02 in both the fourth quarter and fiscal 2003.

Income Taxes

The effective tax rate (teb) for fiscal 2003 was 39%, consistent with the prior year. Without the teb adjustment, the tax rate was 36% compared to 35% in the prior year.

Balance Sheet

Total assets were $4.3 billion at year end, an increase of $199 million (5%) in the quarter and $516 million (13%) year over year. The increases were primarily the result of increases in total loans (see discussion below) and an increase in liquidity with a fourth quarter increase in cash and securities of $159 million (30%).

Loans

Total loans were $3.6 billion at October 31, 2003, with growth of $38 million (1%) in the quarter and $352 million (11%) in the past year. On an average balance basis, total loans for 2003 were up 14% over 2002. Almost all of CWB's loans are generated and managed by the branch network and in the fourth quarter this network was successful in generating a net increase in loans of approximately $100 million (3% of total loans).

The Bank also maintains a small portfolio of "corporate loans", which generally consist of participation in syndicated loans primarily led by the major Canadian banks. The Bank manages these loans from its corporate office and is selective about the loans in which it participates. In the fourth quarter, there was a net reduction in these loans of $63 million (2% of total loans), resulting in an overall decrease for fiscal 2003 of $25 million. At October 31, 2003, corporate loans totalled $116 million.

Deposits

Deposits totalled $3.8 billion at year end, an increase of $138 million (4%) in the quarter and $391 million (11%) in the past year. The Bank generates deposits from its branch network (including Canadian Western Trust), as well as from an agent network. At October 31, 2003, 56% of the total deposits were generated by the branch network compared to 55% at October 31, 2002.

Increasing branch and trust generated deposits is a key focus area for CWB, and in particular the lower cost demand and notice component due to the resulting leverage on core profitability that can be obtained. In the fourth quarter, branch and trust generated deposits averaged $2.1 billion, an increase of $94 million (5%) over the previous quarter. The average balance for fiscal 2003 was $1.9 billion, up $232 million (14%) over the prior year.

The lower cost demand and notice component of the branch and trust generated deposits averaged $612 million in the quarter, up $34 million (6%) over the previous quarter. For fiscal 2003 the average balance of notice and demand deposits was $559 million, an increase of $106 million (23%) over 2002.

Other

Trust assets under administration, which are not recorded on the balance sheet, increased to $1.47 billion at October 31, 2003, up $51 million (4%) in the quarter and $308 million (26%) in the past year. Other items not recorded on the balance sheet are industry standard credit instruments (guarantees and standby letters of credit and commitments to extend credit), and derivative financial instruments (primarily interest rate swaps) used to reduce interest rate risk. More detailed information on the nature of these financial instruments is provided in Notes 13(a) and 17 of the 2002 Annual Report and Note 5 of the interim financial statements. CWB has no significant variable interest entities and no goodwill recorded on the balance sheet.

Capital Funds

Capital funds, consisting of shareholders' equity and subordinated debentures, reached $438 million at October 31, 2003, compared to $392 million at July 31, 2003 and $335 million one year ago. The increase in capital funds was partially the result of the issue of $65 million of ten-year conventional subordinated debentures in 2003, with $35 million being issued in the fourth quarter. Accounting for the remainder of the increase in capital funds were earnings, net of dividends, and proceeds from the exercise of stock options which totalled $1.2 million in the fourth quarter and $5.4 million for the year.

CWB's total capital adequacy ratio, the ratio of regulatory capital to risk-weighted assets, improved to 13.1% at October 31, 2003 from 12.0% at July 31, 2003 and 11.4% one year ago. The Tier 1 ratio remained strong at 8.9%, consistent with 8.8% last quarter and one year ago. CWB's Tier 1 capital is of the highest quality, comprised entirely of common shareholders' equity. The increase in the total capital ratio reflects the issue of the $65 million of subordinated debentures noted above. The debentures improve the mix of regulatory capital because growth is supported without dilution of common shareholders.

Book value per common share at October 31, 2003 was $24.32, up from $23.61 at July 31, 2003 and $21.97 one year ago.

Fiscal 2003 Performance Compared to Targets and Fiscal 2004 Targets

The performance targets established for this fiscal year are presented in the table below together with CWB's actual financial performance for fiscal 2003 and our targets for 2004.

CWB exceeded all but one of its targets in 2003. Loan growth of 11% year over year was slightly lower than the target of 12%, however on an average balance basis loan growth was 14%. Net income growth for 2003 of 29% exceeded the target of 15% by a significant amount primarily as a result of the strong growth in total revenues and the Bank's industry leading efficiency.

	2003 Target	2003 Performance	2004 Target
Net income growth	15% or greater	29%	15%
Total revenue (teb) growth	12-15%	17%	12-15%
Loan growth	12%	11%	12%
Credit losses Total provision for credit losses Net new specifics only	0.25% or less	0.25% 0.14%	0.25% or less
Efficiency ratio (teb)	50% or less	46.3%	46.0% or less
Return on equity	Not stated	12.9%	13-15%
Return on assets	0.88% or greater	0.95%	0.98% or greater

Canadian Banking Industry

Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

Forward-looking Statements

From time to time we make written and verbal forward-looking statements about our objectives and strategies, operations and targeted financial results. These may be included in our Annual Reports, regulatory filings, reports to shareholders, press releases, corporate presentations and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by or us on our behalf.

Dated as of December 4, 2003

Consolidated Statement of Income

	For the three months ended			Change from	For the year ended		Change from
(unaudited)	October 31	July 31	October 31	October 31	October 31	October 31	October 31
($ thousands, except per share amounts)	2003	2003	2002	2002	2003	2002	2002
Interest Income							
Loans	$ **56,027**	$ 57,687	$ 51,271	9 %	$ **220,043**	$ 193,997	13 %
Securities	**3,062**	3,482	2,750	11	**11,900**	10,893	9
Deposits with regulated financial institutions	**1,264**	1,163	973	30	**4,427**	3,565	24
	60,353	62,332	54,994	10	**236,370**	208,455	13
Interest Expense							
Deposits	**32,090**	33,908	30,328	6	**127,766**	115,913	10
Debentures	**1,322**	961	842	57	**3,941**	3,707	6
	33,412	34,869	31,170	7	**131,707**	119,620	10
Net Interest Income	**26,941**	27,463	23,824	13	**104,663**	88,835	18
Provision for credit losses	**2,255**	2,190	1,935	17	**8,600**	7,740	11
Net Interest Income after Provision for Credit Losses	**24,686**	25,273	21,889	13	**96,063**	81,095	18
Other Income							
Credit related	**2,938**	3,306	2,452	20	**13,099**	11,050	19
Retail services	**1,234**	1,173	1,072	15	**4,679**	3,944	19
Trust services	**976**	998	778	25	**4,017**	3,206	25
Gains on sale of securities	**798**	561	431	85	**2,095**	2,385	(12)
Foreign exchange gains and other	**412**	378	602	(32)	**1,436**	1,551	(7)
	6,358	6,416	5,335	19	**25,326**	22,136	14
Net Interest and Other Income	**31,044**	31,689	27,224	14	**121,389**	103,231	18
Non-Interest Expenses							
Salaries and employee benefits	**9,530**	9,650	9,352	2	**37,680**	34,585	9
Premises and equipment	**2,855**	2,749	2,724	5	**11,034**	10,829	2
Other expenses	**3,061**	2,656	2,724	12	**11,144**	10,574	5
Provincial capital taxes	**444**	437	406	9	**1,708**	1,527	12
	15,890	15,492	15,206	4	**61,566**	57,515	7
Net Income before Provision for Income Taxes	**15,154**	16,197	12,018	26	**59,823**	45,716	31
Provision for income taxes	**5,550**	5,822	4,291	29	**21,630**	16,104	34
Net Income	$ **9,604**	$ 10,375	$ 7,727	24 %	$ **38,193**	$ 29,612	29 %
Weighted average common shares outstanding	**12,952,041**	12,871,529	12,655,937	2 %	**12,808,335**	12,628,938	1 %
Earnings per Common Share							
Basic	$ **0.74**	$ 0.81	$ 0.61	21 %	$ **2.98**	$ 2.34	27 %
Diluted	$ **0.67**	$ 0.72	$ 0.56	20 %	$ **2.69**	$ 2.14	26 %

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)	As at October 31 2003	As at July 31 2003	As at October 31 2002	Change from October 31 2002
Assets				
Cash Resources				
Cash	$ 1,951	$ 2,371	$ 1,928	1 %
Deposits with regulated financial institutions	279,921	184,816	132,038	112
Cheques and other items in transit	-	-	53,911	(100)
	281,872	187,187	187,877	50
Securities				
Issued or guaranteed by Canada	241,352	192,067	174,409	38
Issued or guaranteed by a province or municipality	95,826	87,883	88,394	8
Other securities	75,649	68,620	82,816	(9)
	412,827	348,570	345,619	19
Loans				
Securities purchased under resale agreements	72,000	79,977	66,431	8
Residential mortgages	662,825	650,715	605,582	9
Other loans	2,901,543	2,866,145	2,607,739	11
	3,636,368	3,596,837	3,279,752	11
Allowance for credit losses (Note 3)	(35,365)	(33,802)	(31,005)	14
	3,601,003	3,563,035	3,248,747	11
Other				
Land, buildings and equipment	13,019	13,564	13,749	(5)
Other assets	35,251	32,788	32,170	10
	48,270	46,352	45,919	5
Total Assets	$ 4,343,972	$ 4,145,144	$ 3,828,162	13 %
Liabilities and Shareholders' Equity				
Deposits				
Payable on demand	$ 136,874	$ 124,301	$ 115,783	18 %
Payable after notice	519,560	487,718	438,231	19
Payable on a fixed date	3,163,316	3,069,805	2,875,057	10
	3,819,750	3,681,824	3,429,071	11
Other				
Cheques and other items in transit	17,477	9,994	-	n/a
Other liabilities	68,563	61,065	63,878	7
	86,040	71,059	63,878	35
Subordinated Debentures (Note 4)				
Conventional	68,126	33,126	3,126	2079
Convertible	53,825	53,985	54,000	(0)
	121,951	87,111	57,126	113
Shareholders' Equity				
Capital stock	150,782	149,435	145,203	4
Contributed surplus	252	122	-	n/a
Retained earnings	165,197	155,593	132,884	24
	316,231	305,150	278,087	14
Total Liabilities and Shareholders' Equity	$ 4,343,972	$ 4,145,144	$ 3,828,162	13 %

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)	For the year ended October 31, 2003	October 31, 2002
Capital Stock		
Balance at beginning of period	$ 145,203	$ 143,942
Issued on exercise of employee stock options	5,404	1,261
Issued on debenture conversions	175	-
Balance at end of period	150,782	145,203
Contributed Surplus		
Balance at beginning of period	-	-
Amortization of fair value of employee stock options (Note 2)	252	-
Balance at end of period	252	-
Retained Earnings		
Balance at beginning of period	132,884	108,320
Net income for the period	38,193	29,612
Dividends	(5,880)	(5,048)
Balance at end of period	165,197	132,884
Total Shareholders' Equity	$ 316,231	$ 278,087

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended October 31 2003	October 31 2002	For the year ended October 31 2003	October 31 2002
Cash Flows from Operating Activities				
Net income	$ 9,604	$ 7,727	$ 38,193	$ 29,612
Adjustments to determine net cash flows				
Provision for credit losses	2,255	1,935	8,600	7,740
Depreciation and amortization	787	771	3,088	3,110
Future income taxes, net	(481)	33	(1,581)	(31)
Gain on sale of securities, net	(798)	(431)	(2,095)	(2,385)
Accrued interest receivable and payable, net	5,412	4,561	5,043	(5,600)
Current income taxes payable, net	1,537	3,662	37	(5,256)
Other items, net	(1,715)	1,903	(3,750)	2,152
	16,601	20,161	47,535	29,342
Cash Flows from Financing Activities				
Deposits, net	137,926	146,146	390,679	386,764
Common shares issued	1,188	40	5,404	1,261
Dividends	-	-	(5,880)	(5,048)
Debentures issued	35,000	-	65,000	-
Debentures redeemed	-	(5,000)	-	(10,000)
	174,114	141,186	455,203	372,977
Cash Flows from Investing Activities				
Loans, net	(40,223)	(162,405)	(360,856)	(369,847)
Interest bearing deposits with regulated financial institutions, net	(62,642)	58,834	(117,516)	62,999
Securities, purchases	(280,318)	(188,759)	(1,012,656)	(992,091)
Securities, sale proceeds	15,641	28,794	99,828	302,814
Securities, maturities	201,655	120,064	849,846	612,791
Land, buildings and equipment, net	(266)	(242)	(2,382)	(917)
	(166,153)	(143,714)	(543,736)	(384,251)
Increase (Decrease) in Cash and Cash Equivalents	24,562	17,633	(40,998)	18,068
Cash and Cash Equivalents at Beginning of Period	(4,040)	43,887	61,520	43,452
Cash and Cash Equivalents at End of Period *	$ 20,522	$ 61,520	$ 20,522	$ 61,520
*** Represented by:**				
Cash resources per consolidated balance sheet	$ 281,872	$ 187,877	$ 281,872	$ 187,877
Interest bearing deposits with regulated financial institutions	(243,873)	(126,357)	(243,873)	(126,357)
Cheques in transit	(17,477)	-	(17,477)	-
Cash and Cash Equivalents at End of Period	$ 20,522	$ 61,520	$ 20,522	$ 61,520
Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the period	$ 28,578	$ 25,519	$ 127,247	$ 126,184
Amount of income taxes paid in the period	$ 4,505	$ 1,047	$ 23,174	$ 21,253

The accompanying notes are an integral part of the interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation
These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002 as set out on pages 46 to 64 of the Bank's 2002 Annual Report. These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada, using the same accounting policies as the consolidated financial statements for the year ended October 31, 2002, except as explained in Note 2 below.

2. Change in Accounting Policy – Stock-based Compensation
Effective November 1, 2002, the Bank adopted the requirements of the Canadian Institute of Chartered Accountants (CICA) accounting standard on stock-based compensation. As encouraged by the standard, the fair value based method has been adopted to account for stock options granted to employees on or after November 1, 2002. The estimated fair value is recognized over the applicable vesting period as an increase to both salary expense and contributed surplus. When options granted on or after November 1, 2002 are exercised, the proceeds received and the applicable amount in contributed surplus will be credited to capital stock. In accordance with GAAP, no expense is recognized for options granted prior to November 1, 2002. When these options are exercised, the proceeds received are credited to capital stock.

In the year ended October 31, 2003, salary expense of $252 has been recognized relating to the estimated fair value of options granted in the period. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 4.1%, (ii) expected option life of 3.9 years, (iii) expected volatility of 21%, and (iv) expected dividends of 1.5%. The weighted average fair value of options granted was estimated at $5.59 per share.

3. *Allowance for Credit Losses*

	For the three months ended			For the year ended	
	October 31 2003	July 31 2003	October 31 2002	October 31 2003	October 31 2002
Balance at beginning of period	$ 33,802	$ 31,968	$ 30,177	$ 31,005	$ 28,358
Provision for credit losses	2,255	2,190	1,935	8,600	7,740
Write-offs	(696)	(371)	(1,152)	(4,327)	(5,235)
Recoveries	4	15	45	87	142
Balance at end of period	$ 35,365	$ 33,802	$ 31,005	$ 35,365	$ 31,005

	As at October 31 2003	As at July 31 2003	As at October 31 2002
Specific allowance	$ 7,807	$ 7,765	$ 7,208
General allowance	27,558	26,037	23,797
Total allowance	$ 35,365	$ 33,802	$ 31,005

4. Subordinated Debentures
During the third quarter, the Bank issued $30,000 of conventional subordinated debentures. The debentures have a fixed interest rate of 5.66% until July 7, 2008. Thereafter the rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 175 basis points until maturity on July 7, 2013. The Bank may redeem the debentures on or after July 7, 2008.

During the fourth quarter, the Bank issued $35,000 of conventional subordinated debentures. The debentures have a fixed interest rate of 5.96% until October 24, 2008. Thereafter the rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 175 basis points until maturity on October 24, 2013. The Bank may redeem the debentures on or after October 24, 2008.

During the fourth quarter, convertible debentures of $160 (year-to-date $175) were converted into common shares.

5. Guarantees
Effective for the quarter ended April 30, 2003, the Bank adopted the requirement of a new CICA accounting guideline that expands the definition of a guarantee and requires additional disclosure in respect of guarantees. Under the new guideline, a guarantee is defined as a contract that contingently requires the guarantor to make payments to a third party based on i) changes in an underlying economic characteristic that is related to an asset, liability or equity security of the guaranteed party, ii) failure of another party to perform under an obligating agreement, or iii) failure of another third party to pay indebtedness when due.

Significant guarantees provided to third parties include guarantees and standby letters of credit (as discussed in note 13(a) of the Bank's consolidated financial statements for the year ended October 31, 2002 on page 59 of the 2002 Annual Report) which represent the Bank's obligation to make payments to third parties when a customer is unable to make required payments or meet other contractual obligations. These instruments carry the same credit risk, recourse and collateral security requirements as loans extended to customers and generally have a term that does not exceed one year. The balance outstanding under guarantees and standby letters of credit at October 31, 2003 was $64,413.

In the ordinary course of business, the Bank enters into contractual arrangements under which the Bank may agree to indemnify the other party. Under these agreements, the Bank may be required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. A maximum potential liability cannot be identified as the terms of these arrangements vary and generally no pre-determined amounts or limits are identified. The likelihood of occurrence of contingent events that would trigger payment under these arrangements is either remote or difficult to predict and in the past payments under these arrangements have been insignificant.

The Bank issues personal and business credit cards through an agreement with a third party card issuer. The Bank has indemnified the card issuer from loss if there is a default on the issuer's collection of the business credit card balances. The Bank has provided no indemnification relating to the personal or travel reward credit card balances. The issuance of business credit cards and establishment of business credit card limits are approved by the Bank and subject to the same credit assessment, approval and monitoring as the extension of direct loans. The total approved business credit card limit at October 31, 2003 was $114 and balance outstanding was $6. No balances were in arrears and no payments have been made to date under the indemnity.

No amounts are reflected in the interim consolidated financial statements related to these guarantees and indemnifications.

6. Outstanding Share Data

	Common Shares Outstanding	Employee Stock Options	
		Number	Weighted Average Exercise Price
October 31, 2002	12,659,372	1,129,815	$ 19.28
Debenture conversion	5,736	-	-
Options			
Granted	-	371,235	31.26
Exercised	336,958	(336,958)	16.04
Forfeited	-	(10,100)	25.48
October 31, 2003	13,002,066	1,153,992	$ 24.02
Exercisable at October 31, 2003		637,957	$ 19.26

During the fourth quarter, 257,500 options were granted which are subject to shareholder and Toronto Stock Exchange approval.

As at November 30, 2003 the Bank had 13,014,399 common shares outstanding. In addition, there were two outstanding debentures with a combined principal amount of $53,810 that are convertible into a total of 1,793,113 common shares and employee stock options that have been issued which are or will be exercisable into 1,142,149 common shares (1,181,548 authorized) for proceeds of $27,520.

7. Future Accounting Changes

Hedging Relationships

The CICA has issued an accounting guideline for hedging relationships that establishes certain requirements for the application of hedge accounting. Effective November 1, 2003, changes in the fair value of derivatives that do not qualify for hedge accounting will be recorded in the consolidated statement of income. The Bank enters into derivative financial instruments for risk management purposes as described in Note 17 of the Bank's consolidated financial statements for the year ended October 31, 2002 on page 62 of the 2002 Annual Report. All of the Bank's existing derivative financial instruments qualify for hedge accounting under the new guideline and, as a result, the impact of the implementation of the guideline will be negligible.

Consolidation of Variable Interest Entities (VIEs)

The CICA has issued an accounting guideline that will become effective November 1, 2004. This guideline provides a framework for identifying VIEs and requires the consolidation of VIEs if the company absorbs a majority of the VIE's expected losses or receives a majority of the VIE's expected residual returns, or both. The Bank has no significant VIEs that would require consolidation.

8. Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

Shareholder Information

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Regional Office
Canadian Western Trust Company
Suite 2200, 666 Burrard Street
Vancouver, BC V6C 2X8
Telephone: (604) 685-2081
Fax: (604) 669-6069
Website: www.cwt.ca

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB
Convertible Debenture Symbol:
CWB.DB.A

Transfer Agent and Registrar
Computershare Trust Company of Canada
Suite 600, 530 8th Avenue SW
Calgary, AB T2P 3S8
Telephone: (800) 564-6253
Fax: (403) 267-6529

Investor Relations
For further financial information contact:
Vicki Warwaruk
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 423-8865
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbank.com

or visit our website at www.cwbank.com

Complaints or Concerns regarding Accounting, Internal Accounting Controls or Auditing Matters
Please contact either:
Tracey C. Ball
Senior Vice President and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com
or
Robert A. Manning
Chairman of the Audit Committee
c/o 210 – 5324 Calgary Trail
Edmonton, AB T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbank.com

Quarterly Conference Call and Webcast
Our quarterly conference call and live audio webcast will take place on Thursday, December 4, 2003 at 2:30 pm MT. The webcast will be archived on our website at www.cwbank.com for sixty days. A replay of the conference call will be available until December 18, 2003 by dialing toll-free (877) 289-8525 and entering passcode 21025093#.